

MAIL STOP 3561

July 20, 2007

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
555 Fifth Avenue
New York, NY 10017

> **Re:** **Inter-Atlantic Financial, Inc.**
> **Amendment No 3 to Registration Statement on Form S-1**
> **File No. 333-140690**
> **Filed June 26, 2007**

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the company's response to comment one from our letter dated June 20, 2007. However, we do not see where you have significantly limited the pool of potential targets and the disclosure does not clearly explain those types of companies that would be considered providing services to the financial services industry. Please revise or advise. In addition, given the broad range of companies that may provide any variety of service to financial services

companies, it would appear that the company is not limited to a specific industry and rather is able to complete a business combination with a company from a diverse range of industries. Therefore, we continue to believe that the more specific disclosure regarding the financial serviced industry should be removed from the registration statement. We may have further comment.

2. We reissue comment 3 from our letter dated June 30, 2007. Please explain how capitalization requirements and ratios, which would appear to be commonly required in portions of your target industry, will impact your deal structure and deal size. In this regard we are particularly looking for disclosure addressing how these regulatory agencies and rules will impact your ability to effectuate a business combination.

3. Clarify in greater detail the types of transactions seen by Inter-Atlantic Group and why the companies and transactions known or that these individuals would be made aware of through Inter-Atlantic Group would not be something the company would consider as a potential business target after the completion of the IPO. Clarify how the company is able to ascertain (1) that no work has been or will be done until the completion of the IPO through Inter-Atlantic Group in search of a target business and (2) how you will after completion of the IPO determine whether a business opportunity was known before the completion of the IPO. We may have further comment.

4. We reissue comment 10 from our letter dated June 30, 2007. We note that you are limited to the same industry as Inter-Atlantic Group, that you have not taken any steps in furtherance of your business plan and that there is only a very general discussion of your business strategy; it is unclear how you determined that these three companies are the most similar to your acquisition strategy in light of the lack of affirmative steps taken in your business plan. In addition, as previously requested, to the extent that any of the 16 investments resulted in a loss, please add disclosure to balance your existing statements.

5. As previously requested, clarify how you will determine whether the third party is "significant" when determining whether a waiver is required or not.

6. We reissue comment 21 from our letter dated June 30, 2007. Clearly state whether it is the current intent of management to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. Since management will be negotiating the terms of a business combination, it would appear relevant and important to investors to know the current intent of management to stay with the company or not.

7.   Clarify whether you have retained, formally <u>or informally</u>, Scura Rise & Partners. Clarify when discussing the potential payments to be made the relationship of Scura to management.

8.   We reissue comment 23 from our letter dated June 30, 2007. Provide clear disclosure <u>throughout the prospectus</u> that you may consider as a target business a company affiliated with officers, directors or existing shareholders and clearly discuss throughout the potential conflicts of interest. Clarify how the company will make certain that information or knowledge regarding any potential affiliated transaction was not known prior to the completion of the IPO. We may have further comment.

<u>Other Terms, page 88</u>

9.   Please clarify whether you will pay any other fees to Messrs. Vertin and Rise prior to the consummation of the business combination.   In addition, please clarify, specifically, what they did to earn these fees.

<u>Exhibits</u>

10.   As requested in comment 33 from our letter dated June 30, 2007, file validly executed agreements, as applicable, prior to requesting effectiveness of the registration statement. In particular, we note the lack of a signed and dated legality opinion.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: William Haddad
Fax: (212) 335 4501